

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Registration no. 1960/001900/06 *(Incorporated in the Republic of South Africa)*
Share code: HVL *ISIN: ZAE000003422*



An [illegible] plc group
("H[illegible]



Interim rep[illegible]nths to 30 June 2003

• Domestic steel markets down • Export margins eroded by S.A. rand's strength

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Reviewed Six months to 30.6.2003 R'000	Unaudited Six months to 30.6.2002 R'000	Audited Year to 31.12.2002 R'000
CONTINUING OPERATIONS			
Revenue	**1 858 144**	1 855 192	3 726 063
Operating profit	**13 441**	147 659	326 499
Investment income	**6 467**	–	5 866
Net interest paid	**3 457**	18 023	22 880
Operating profit after interest	**16 451**	129 636	309 485
DISCONTINUED OPERATIONS			
Revenue	**26 444**	–	285 682
Operating profit	**3 280**	–	34 335
Net interest received/(paid)	**1**	–	(2 034)
Operating profit after interest	**3 281**	–	32 301
TOTAL OPERATIONS			
Revenue	**1 884 588**	1 855 192	4 011 745
Operating profit before depreciation	**76 294**	199 021	487 718
Depreciation	**59 573**	51 362	126 884
Operating profit	**16 721**	147 659	360 834
Investment income	**6 467**	–	5 866
Net interest paid	**3 456**	18 023	24 914
Operating profit after interest	**19 732**	129 636	341 786
Profit on sale of operations	**9 019**	–	20 348
Profit before taxation	**28 751**	129 636	362 134
Taxation charge	**3 805**	34 702	122 041
Attributable profit	**24 946**	94 934	240 093
HEADLINE EARNINGS			
Attributable profit	**24 946**	94 934	240 093
(Less)/add after tax effect of:			
(Profit)/loss on sale of operations	**(6 313)**	–	10 575
Cost of restructuring	**–**	560	–
Loss on disposal of property, plant and equipment	**–**	–	1 620
Headline earnings	**18 633**	95 494	252 288
Weighted average number of shares in issue	**97 785 545**	97 628 022	97 653 171
Number of shares in issue as at period end date	**97 795 398**	97 661 886	97 735 898
Basic earnings per share (cents)	**25.5**	97.2	245.9
Basic diluted earnings per share (cents)	**25.5**	97.2	242.9
Headline earnings per share (cents)	**19.1**	97.8	258.4
Headline diluted earnings per share (cents)	**19.1**	97.8	255.2
Dividend per share attributable to calendar profits (cents)	**–**	45	135
Dividend cover based on headline earnings	**–**	2.2	1.9

ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS

	Reviewed Six months to 30.6.2003 R'000	Unaudited Six months to 30.6.2002 R'000	Audited for the year ended 31.12.2002 R'000
Net cash (outflow)/inflow from operating activities	**(20 881)**	329 202	352 609
Net cash (outflow)/inflow from investing activities	**(18 377)**	(86 392)	48 715
Net cash (outflow)/inflow	**(39 258)**	242 810	401 324
Net cash outflow from financing activities	**(48 290)**	(267 887)	(728 858)
Net decrease in cash and cash equivalents	**87 548**	25 077	327 534

NET BORROWINGS

ABRIDGED CONSOLIDATED BALANCE SHEETS

		Reviewed as at 30.6.2003 R'000	Unaudited as at 30.6.2002 R'000	Audited as at 31.12.2002 R'000
ASSETS				
Fixed assets		**1 097 569**	1 066 457	1 087 695
Investments	(1)	**853 966**	847 593	910 509
Net cash on hand		**96 549**	185 520	143 411
Net current (liabilities)/assets		**(58 192)**	64 685	43 006
Current assets		**1 088 907**	1 086 416	1 095 066
Current liabilities		**1 147 099**	1 021 731	1 052 060
TOTAL ASSETS		**1 989 892**	2 164 255	2 184 621
EQUITY AND LIABILITIES				
Shareholders' equity		**1 530 323**	1 470 788	1 649 207
Deferred taxation		**66 673**	260 634	66 612
Long-term liabilities		**392 896**	432 833	468 802
TOTAL EQUITY AND LIABILITIES		**1 989 892**	2 164 255	2 184 621
(1) Investments				
Acerinox, S.A. – at cost		**533 333**	533 333	533 333
– fair value adjustment		**19 590**	–	76 155
Columbus Stainless (Pty) Limited – at cost		**300 000**	300 000	300 000
Other		**1 043**	14 260	1 021
		853 966	847 593	910 509
Debt to equity ratio – percentage		**9**	5	6
Net worth – cents/share		**1 565**	1 506	1 687
Net borrowings		**136 194**	69 554	96 936

ABRIDGED STATEMENTS OF CHANGES IN EQUITY

	Share capital, share premium and non-distributable reserves R'000	Fair value reserve R'000	Retained profit R'000	Total R'000
Balance at 1 January 2002	589 859	–	832 134	1 421 993
Attributable profit			94 934	94 934
Dividend: final no. 54 – 2001			(14 630)	(14 630)
Disposal of Columbus Joint Venture	(32 135)			(32 135)
Proceeds from shares issued	626			626
Balance at 30 June 2002	558 350	–	912 438	1 470 788
Attributable profit			145 159	145 159
Dividend: interim no. 55 – 2002			(43 953)	(43 953)
Proceeds from shares issued	1 058			1 058
Fair value surplus		76 155		76 155
Balance at 1 January 2003	559 408	76 155	1 013 644	1 649 207
Attributable profit			24 946	24 946
Dividend: final no. 56 – 2002			(87 962)	(87 962)
Proceeds from shares issued	700			700
Reversal of fair value surplus		(56 565)		(56 565)
Reversal of translation reserve	(3)			(3)
Balance at 30 June 2003	560 105	19 590	950 628	1 530 323

SEGMENTAL REPORTING

	Reviewed Six months to 30.6.2003 R'000	Unaudited Six months to 30.6.2002 R'000	Audited Year to 31.12.2002 R'000
Steel and Vanadium			
Revenue*	**1 384 498**	1 412 857	2 811 989
Operating profit/(loss)	**(10 937)**	67 888	192 649
Ferro-alloys			
Revenue	**473 646**	442 335	914 074
Operating profit/(loss)	**24 378**	79 771	133 850
Continuing operations			
Revenue	**1 858 144**	1 855 192	3 726 063
Operating profit/(loss)	**13 441**	147 659	326 499

* Revenue for the six month period pertaining to the steel and vanadium

Financial Results

The group results for the half-year ended 30 June 2003 set out below have been prepared in accordance with the principal accounting policies of the group, which comply with Generally Accepted Accounting Practice and the International Financial Reporting Standards issued by the International Accounting Standards Committee and are consistent with the prior year's interim report and the audited financial statements at 31 December 2002.

The financial information has been reviewed, but not audited, by Deloitte & Touche, whose unqualified review report is available for inspection at the corporation's registered office.

As notified in the trading update published on 12 May 2003, the decrease in local demand due mainly to high interest rates, in combination with a strong S.A. rand contributed to a substantially lower operating profit of R16.7 million compared to R147.6 million for the corresponding period last year. Headline earnings deteriorated to R18.6 million from R95.5 million. Cost reduction initiatives generated savings of R60.9 million for the period.

The profit attributable to shareholders for the six months was R24.9 million compared to R94.9 million in the corresponding period of 2002.

The headline earnings per share were 19.1 cents, compared to 97.8 cents in the first six months of 2002.

A cash outflow of R39.3 million was experienced and the group's net borrowings increased to R136.2 million compared to R96.9 million at 31 December 2002.

In view of the results, the uncertain economic conditions and the cash outflow the Board has decided to pass the interim dividend.

Vanadium

The upturn in the vanadium market which was evident at the end of 2002, continued through the first quarter of 2003 with U.S. dollar prices for ferrovanadium and vanadium pentoxide peaking during March at US$13.25 per kgV and US$2.65 per lb V_2O_5 respectively. This was due to reduced supply as Vanady Tulachermet, the Russian producer, had stopped operating. This firmness was also assisted by Xstrata's announcement during February of the closure of its Windimurra vanadium pentoxide plant in Western Australia. This plant had a capacity of 17 million lbs which represented some 10 per cent of current world consumption. The market softened in the second quarter due to Vanady Tulachermet restarting operations after being idle for four months.

The idled kiln at Vanchem was successfully commissioned during the first quarter of the year and the ferrovanadium joint venture plant with Japanese partners Nippon Denko and Mitsui was commissioned during July this year.

Steel

World crude steel production increased by 8.2 per cent in the first six months of 2003 compared with the same period last year reaching an annualised rate of 931 million tons per annum including a monthly record in May 2003 of 80.8 million tons. All the regions in the world recorded increased production, with China, the largest steel producing country, increasing by 21 per cent.

Domestically, the consumption of structural sections and hot rolled flat products has decreased substantially, mainly due to the strength of the S.A. rand and high interest rates. These factors caused a slow down in a number of major projects and resulted in steel merchants embarking on inventory reductions.

The structural mill consequently operated at reduced output levels from the end of May.

Strong demand in China and other Asian countries, combined with increasing scrap prices resulted in good prices for hot rolled coil and billets early in the year. However, these declined in the second quarter.

In Western Europe, the appreciation of the Euro against the U.S. dollar and a lacklustre domestic market, resulted in coil and sheet prices also declining, rendering profitable sales difficult.

Demand in the U.S.A. was soft, with the result that negligible sales were made.

Ferro-alloys

Export prices for bulk ferro-alloys remained at adequate levels during the period with a firm upward trend particularly in respect of ferrosilicon and medium carbon ferromanganese. The price of ferrosilicon did however fall significantly at the end of the period as capacity previously idled due to power constraints was restarted. European prices in general also started to weaken as projected demand faltered. Despite the favourable picture on U.S. dollar prices, the strength of the S.A. rand squeezed margins.

Production of silicomanganese at Transalloys continued to be satisfactory. However, a fire in the medium carbon ferromanganese section curtailed production from early May until full production was resumed in late June.

Full production of ferrosilicon was maintained at Rand Carbide and was largely channeled into a firm domestic market. Demand for electrode paste and char continued to be depressed and output was flexed accordingly.

Investment

The performance of the Spanish stainless steel maker Acerinox, S.A. for the six months met expectations with dividends amounting to R6.4 million having been received during the period and a further dividend amounting to R5.4 million, being paid on 4 July 2003. An additional dividend is expected later in the year. The performance of Columbus was adversely affected by the strong S.A. rand but continued to be profitable.

Capital Expenditure

Capital expenditure incurred by the group during the period amounted to R38.1 million (2002: R47.5 million) and the total commitment in respect of further capital expenditure as at 30 June 2003 is R89.8 million compared to R81.9 million at 31 December 2002. This expenditure will be funded from existing banking facilities.

Sale of Rheem

With the approval of the Competition Tribunal the sale of Rheem Crown to SAB Miller was finalised on 17 March at net asset value.

additional emphasis on the safety behaviour of employees at work. Four divisions in the group also achieved one million lost time injury (LTI) free working hours during the period under review.

In addition to the corporation's drive to minimise occupational diseases and manage the impact of HIV/AIDS, attention is being given to the development of a broad-based programme to improve the general health of the corporation's labour force.

A programme has been implemented to achieve the ISO 14001 Environmental Management System certification in the remaining divisions of the corporation by early 2004. Work continued in co-operation with the relevant government departments in developing integrated water and waste management plans for the divisions of the corporation, with the main focus on reducing possible impacts on scarce water resources. Actions have been taken to reduce water consumption within the operations.

Directorate

Messrs. JA Chegwidden and AJ Trahar resigned as directors of the corporation with effect from 9 May 2003 and 30 June 2003, respectively. I thank them for their valuable contributions over many years.

I also welcome Mr NB Mbazima who was appointed as non-executive director with effect from 1 July 2003.

Corporate Governance

The Board formally adopted a charter in accordance with the second King Committee Report on Corporate Governance.

Outlook

Domestic demand for the group's specific steel products is driven by capital investment in buildings and plant as well as the viability of added value structural steel exports. With continuing high real interest rates and a strong local currency both of these activities are at a low level and unlikely to pick up quickly in the second half of 2003. However, a number of projects are under consideration and demand for steel could increase rapidly once the South African economic outlook improves.

In the short-term as a result of the strong S.A. rand and high winter electricity tariffs it is uneconomic to export certain steel products and it was decided to reduce iron output by about 20 per cent. Two iron making furnaces were taken off-line in July, and will remain off during the high tariff month of August.

Despite the slow economic recovery in the United States and stagnation in major parts of the European Union, the short-term outlook for steel worldwide is that consumption will continue to grow by more than 2 per cent per annum during the latter part of this year, driven by China and the Asia/Pacific Rim. While increasing production will keep pace with this it is likely that, together with a weakness in the U.S. dollar, U.S. dollar prices will show some upward movement.

Vanadium prices are above historic lows despite production being resumed in Russia and it is to be hoped that responsible marketing will lead to more stable, and somewhat improved, U.S. dollar prices.

Domestic demand for steel is down by over one third from the same period in 2002 while S.A. rand returns on all exports have deteriorated materially due to currency fluctuation. Since S.A. rand costs have not fallen, margins will remain under extreme pressure.

Management's main focus continues to be to drive down operating costs, however with the uncertainty prevailing over the S.A. rand exchange rate it is not possible to make a meaningful forecast of earnings for the second half of this year.

Without any significant weakening in the currency or change in trading conditions it will not be possible to maintain the same level of earnings in the second half of the year.

Should economic and trading conditions improve the dividend will be reviewed at year-end.

For and on behalf of the Board

TE Jones – *Chairman and Chief Executive Officer*

Witbank

5 August 2003

The interim report will be posted to all registered shareholders on or about 6 August 2003. Enquiries may be directed to e-mail address: general@hiveld.co.za

Registered Office
Portion 29 of the farm
Schoongezicht no. 308 JS
District Witbank
Mpumalanga
(P O Box 111, Witbank, 1035)
Tel: 013 – 690-9911
Fax: 013 – 690-9033

Transfer Secretaries
Computershare Limited
Investor Services Division
70 Marshall Street, Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)
Tel: 011 – 370-5000
Fax: 011 – 688-7721

